November 10, 2015

Via EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Laura Nicholson, Special Counsel
Kristen Shifflett
Doug Jones
John Stickel

Re: Eco Energy Tech Asia, Ltd
Registration Statement on Form S-1 (Amendment No. 1)
Filed September 23, 2015
File No. 333-207095

Ladies and Gentlemen:

Further to Ms. Laura Nicholson’s telephone call this morning to our legal counsel, Mr. William D. O’Neal, Eco Energy Tech Asia, Ltd. (the “Company”), hereby requests acceleration of its Registration Statement on Form S-1, as amended, as per the above noted, as of 3:00 PM Eastern Standard Time on Thursday, November 12, 2015, or as soon thereafter as possible, in accordance with Rule 461(a) of Regulation C.

Pursuant to your earlier correspondence, we acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any further queries or responses to Mr. William D. O’Neal, our corporate attorney, at 480-409-1146.

Yours truly;

 /s/ Yuen May Cheung
      Yuen May Cheung, Chief Executive Officer/President

Flat A, 15/F, Block 1, Site 7, Whampoa Garden, Hung Hom,
Kowloon, Hong Kong.
(852) 91235575